FERO INDUSTRIES, INC.

17 Reeves Crescent

Red Deer, AB, Canada  T4P 2Z4

March 20, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Barabara C. Jacobs – Assistant Director

Mark P. Shuman – Branch Chief

Hugh Fuller – Staff Attorney

Re:   Fero Industries, Inc.

  Amendment Number 2 to Form SB-2

  Filed February 13, 2008

  File Number 333-146859

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated March 4, 2008 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Fero Industries, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

Financial Information

1.

Please update the financial statements and related information throughout the prospectus.  Please see Item 8-08 of Regulation S-X in this regard.

Response

The Company acknowledges the Staff’s comment and has updated the disclosure in accordance with the Staff’s comment.

Exhibit 23.2, Consent of the Auditors

2.

Please file a currently dated and manually signed consent of the auditors that includes a consent to the use of their opinion in a Form S-1 rather than a Form SB-2.

Response

The Company acknowledges the Staff’s comment and file a correct consent in accordance with the Staff’s comment.

We hereby acknowledge the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.

Very truly yours,

__/s/ Kyle Schlosser ___

Kyle Schlosser

Chief Executive Officer & President